Zi Corporation Implements Next Phase of Strategy

CALGARY, AB, September 25, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has begun to implement the next phase of the business strategy launched following the appointment in May of new President and CEO, Milos Djokovic. A key component of this phase of the strategy is to drive towards positive Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA). To achieve this objective, Zi has identified operating expense reductions which will be implemented throughout the remainder of 2007. Some of these expense reduction programs have already been implemented, the impact of which will be seen in the quarter ending September 30 and further results will be seen throughout the following three quarters. In addition, Zi expects inroads into the marketplace with Qix™, its mobile search solution, resulting in growth in Qix-related revenue over the next two years.

"Now that we have succeeded in a market test with Qix, and with our strong pipeline of new deals across all product lines, the time is right to shift our focus to profitability", said Milos Djokovic, President and Chief Executive Officer of Zi Corporation. "Our commitment is for Zi to become consistently profitable as soon as practical, while at the same time completing important product development initiatives."

Operating expenses are expected to be approximately $2 million less in the second half of 2006 versus the first half of 2006. For the full year 2007, operating expenses are expected to be approximately $2.5 million lower than in 2006. These reductions in expense are not expected to have a detrimental effect on either revenue gains or continued software development.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, eZiType™ for keyboard prediction with auto-correction, Decuma® for predictive pen-input handwriting recognition and the Qix service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

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Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Milos Djokovic, Chief Executive Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com